                                                 File No. 70-8711



               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                        AMENDMENT NO. 3

                               TO

                      FORM U-1 APPLICATION

                            UNDER THE

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
         _______________________________________________


PUBLIC SERVICE COMPANY OF OKLAHOMA
212 East 6th Street
Tulsa, Oklahoma 74119-1212

           (Names of company filing this statement and
             address of principal executive office)
       ___________________________________________________


               CENTRAL AND SOUTH WEST CORPORATION

         (Name of top registered holding company parent)
       ___________________________________________________


Shirley S. Briones, Treasurer
Public Service Company of Oklahoma
212 East 6th Street
Tulsa, Oklahoma  74119-1212

                 Stephen J. McDonnell, Treasurer
               Central and South West Corporation
                  1616 Woodall Rodgers Freeway
                      Dallas, Texas  75202

                      Joris M. Hogan, Esq.
                 Milbank, Tweed, Hadley & McCloy
                     1 Chase Manhattan Plaza
                    New York, New York  10005

           (Name and addresses of agents for service)







     Public Service Company of Oklahoma, an Oklahoma corporation (the "Company"), a wholly-owned electric utility subsidiary of Central and South West Corporation ("CSW"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files this Amendment No. 3 to the Form U-1 Application-Declaration in File No. 70-8711 in order to amend and restate the Application-Declaration in its entirety to read as follows:

Item 1.   Description of Proposed Transaction
     The Company hereby requests authority to make an equity and debt investment in RIKA Management Company, LLC, an Oklahoma limited liability company ("RIKA"), to make an equity investment in Universal Power Products Company, L.L.C., an Oklahoma limited liability company ("Universal"), and to acquire certain equity interests in Automated Substation Development Company, L.L.C., an Oklahoma Limited liability company ("Automated"), and RC Training, L.L.C., an Oklahoma limited liability company ("Training", and together with RIKA, Universal and Automated, collectively, the "RIKA Companies", and, individually, a "RIKA Company"), all pursuant to an Agreement (the "Agreement") dated as of July 17, 1995, by and among the Company, RIKA, Universal, Automated, Training, Richard H. Smith, Monika Smith and Dennis J. Loudermilk. Such debt and equity investments and acquisition of equity interests are collectively referred to herein as the "Transaction".
Background

     Relay Concepts, Inc. ("Relay"), an Oklahoma corporation, was founded in 1991 in Tulsa, Oklahoma. Relay was established to provide improved computer automation solutions to certain aspects of the electric power industry. Relay focused on three main product and service categories: relay testing software, electrical substation automation systems and software, and personnel training services.
     Relay Testing Software
     The most critical piece of a transmission and distribution system is the protective relay, which is a device that recognizes any faults or disturbances in the electric current being supplied and prevents catastrophic damage to the electric system and customer equipment. Every relay manufacturer develops a relay test set to maintain and test its relay equipment.
Unfortunately, there are no standardized communications protocols for relay test sets. Relay developed a relay testing software package, known as Ultratest, which is the first automated relay testing software capable of communicating with and controlling the testing instruments made by almost all major relay manufacturers. The Ultratest program provides a seamless communication between the user and the test set regardless of the communications protocol being used.
     The Ultratest program provides the relay engineer with a standard test procedure and output format regardless of the relay being tested. The program also allows the utility to consider purchasing relays from manufacturers whose products were previously not practical to purchase because of the time required to learn and integrate a new relay testing package. Finally, the program provides a historical data base, allowing the utility to monitor a relay over a certain time period and establish an appropriate maintenance program tailored to each relay.
     Substation Automation
     Relay has also begun the definition phase of a substation project that will combine off-the-shelf hardware with specially developed software to provide substation communications, maintenance support and testing. A substation is comprised of several discrete components. These components include meters, relays, circuit breakers, a digital fault recorder and the Remote Terminal Unit ("RTU"). The substation communications project will convert the protocols and baud rates from each of the substation devices into a single protocol, transfer the information back to a single point at the utility's central office, and then distribute the information to end users through a wide area network. (End users of substation information include the central control center, technical design, technical operations, billings and rates, and marketing.)
     Upon its completion, the substation automation project will provide the following substation operation improvements: a single monitoring point from a substation, a simplified user interface, improved "just in time" maintenance and a migration path for substation automation. The substation automation project will provide better information for planning, customer inquiries and operations, will allow utilities to utilize advanced component features as they are developed and will decrease response time during outages. The substation automation system will be used on new as well as existing substations and has the potential to replace the substation RTU.
     The substation automation system will use off-the-shelf, micro-processor based hardware at the substation to download data and upload preset device settings. Software will be developed to convert communications protocols associated with all prevalent brands and types of substation equipment into a single common protocol. Information from the substation devices, once converted to the common protocol, will be transmitted to the end-user. The end-user will be able to define the priority and type of information to be collected, and the software will collect, prioritize and filter the information to minimize the impact on the communications path. The end-user interface will use a common graphical interface that is MS Windows compatible. The graphics will be similar and consistent for each user. While the "look" and "feel" of the substation automation system will be similar for all users, each user will be able to customize the screens for his or her specific information needs.
     Training Services
     Relay has also established a training facility, named Power Industry Learning Center ("PILC") and located in Phoenix, Arizona. PILC will provide training to electric utility personnel relating to automated systems for relays, substations and other electric utility facilities and certain basic courses in electric generating and distribution systems. The PILC training facilities utilize a decommissioned but fully operable substation furnished by the Salt River Project. Other than training with respect to products developed by the RIKA Companies, no formal training programs have been developed. In addition to training related to such products, PILC will assist Company employees in maintaining their "leading-edge" knowledge of the latest industry practices and techniques and in keeping abreast of the latest capabilities of various pieces of substation equipment.
     Effective July 17, 1995, Relay reorganized its corporate structure into four limited liability companies: RIKA, Universal, Automated and Training, each of which was organized under the Oklahoma Limited Liability Company Act. An Oklahoma limited liability company is controlled by managers ("Managers"), rather than by a board of directors, equity in a limited liability company is represented by units of membership ("Units") rather than shares of company stock, and holders of Units are referred to as members ("Members") rather than shareholders. In connection with Relay's reorganization, Universal, Automated and Training (collectively, the "RIKA Operating Companies") will each acquire certain portions of Relay's operations. Although there is no management contract or other formal agreement among the RIKA Companies, RIKA will provide management oversight and administrative support and control of the RIKA Operating Companies.
     Universal is the primary marketing and sales arm of the RIKA Companies. Automated is a research and development company, with no sales or support function. It will license Universal to market and sell the products it develops. Training will develop, market and operate training programs as a separate business. Currently, the RIKA Companies expect to engage only in the business activities described herein, and shall not engage in non-related activities.
     Each RIKA Operating Company has a distinct management team, performance goals and budget. RIKA charges each of the RIKA Operating Companies for all direct and allocated costs plus a management fee equal to 5% of all cost billings. While the operating relationship among the RIKA Operating Companies is primarily arms-length, continuity is maintained by common ownership and common director-level oversight. This multi-company format has been implemented to account for and maintain separately the profits, losses, assets, liabilities and obligations of each RIKA Company. This structure allows closer monitoring of the performance of each product line or service.
     On July 17, 1995, the Company and RIKA entered into a Software Application Development Agreement (the "Development Agreement") to develop certain substation automation software applications for the Company (the "Software"). RIKA will develop the Software for the Company in accordance with the concepts, specifications, schedules and limitations set forth in the Development Agreement. Except as limited in the Development Agreement, the Company and RIKA shall each have a perpetual, non-exclusive and unrestricted license to use, modify, sublicense, sell or otherwise transfer the Software. Notwithstanding its license under the Development Agreement to sublicense, sell or otherwise transfer the Software to non-affiliates, the Company does not intend to engage in the licensing of the Software to non-affiliates and is not requesting authority from the Securities and Exchange Commission (the "Commission") to engage in such activity. Rather, the Company's right to license third parties will be terminated upon consummation of the Transaction.
     The Company will designate a project director who will be authorized to provide RIKA with such information as it may require from time to time in order to perform its services under the Development Agreement. The project director will also be authorized to act on behalf of the Company, to issue instructions to RIKA, and to approve on behalf of the Company any changes to the Development Agreement or its schedules.
     On or about the date scheduled for delivery of the Software, RIKA shall deliver a machine executable copy of the Software on appropriate media together with all other material required under the Development Agreement. The Company will have a period of 90 days from the date of delivery to accept the Software, or to reject the Software as not complying with the specifications under the Development Agreement. For a period of one year following the acceptance of the Software by the Company, RIKA shall use its best efforts to correct significant Software errors. After expiration of the one year period described in the previous sentence, RIKA will provide maintenance and support services to the Company upon such terms and conditions as the parties shall agree.
     The Software will be a direct result of Automated's substation automation project, but will incorporate further product development and will be customized for the Company's applications. The Company believes that the Software will allow the Company to enhance significantly the efficiency of its substation operations. The benefits to the Company and its electric customers are expected to be substantial.
     It is important that a third party develop the Software, rather than the Company or a device manufacturer. The Company could independently develop the Software, but it would, as a practical matter, only develop a product for the devices currently in use in the CSW system. Similarly, a device manufacturer could develop a software product, but would have difficulty getting the proprietary protocols of a competitor. Development by RIKA assures a more widely acceptable product that will preserve the future product development path.
     In consideration for RIKA's services under the Development Agreement, the Company has agreed to pay RIKA up to $3,050,000, to be made available to RIKA in periodic installments, commencing upon the execution of the Development Agreement and continuing through March 31, 1996. As of October 30, 1995, $1,500,000 has been expended in this manner.
     Pursuant to the Agreement, if the Company receives approval of the Commission for the transactions herein requested, the Company will execute a Member Agreement (the "Member Agreement") which will govern the proposed acquisitions of equity interests by the Company.
The Transaction
     Pursuant to the terms of the Member Agreement, the Company will agree, subject to the approval of the Commission, to (i) convert $750,000 of the amount paid to RIKA to fund the development of the Software into a capital contribution to Automated, (ii) convert the balance of the amount paid to RIKA to fund the development of the Software into a loan to RIKA,
(iii) commit to loan additional funds to RIKA to complete the development of the Software, in an aggregate principal amount up to a maximum of the unfunded amount due under the Development Agreement, (iv) make a capital contribution to Universal in the amount of $450,000, and (v) memorialize the respective rights and obligations of the Company and the RIKA Companies regarding the development of the Software and the management of the businesses in which the RIKA Companies are engaged.
     (A) Payments under the Development Agreement.
          As discussed above, pursuant to the terms of the Development Agreement, the Company has agreed to pay RIKA $3,050,000 in periodic installments through March 31, 1996. Upon execution of the Member Agreement, the Company will commit to loan to RIKA an aggregate of $2,300,000 in exchange for RIKA's promissory note to the Company (the "Promissory Note") in the form set forth in Exhibit I to the Member Agreement. All funds in excess of $750,000 paid under the Development Agreement by the Company to RIKA prior to the execution of the Member Agreement will be deemed a first advance against the Promissory Note. The balance of the $2,300,000 will be advanced under the Promissory Note according to the funding schedule established in the Development Agreement. All amounts paid or to be paid by the Company under the Development Agreement or the Member Agreement shall be paid out of internally generated funds.
          In consideration of the Company's loan commitment to RIKA, RIKA will issue to the Company Units of membership interest in RIKA, which Units, upon issuance, shall comprise 50% of RIKA's outstanding Units of membership. As further consideration for the Company's loan commitment to RIKA, each other RIKA Company shall agree to take all action as may be needed to allow the Company the right to purchase a non-exclusive license to use the Software under the same terms and conditions as the license RIKA will offer to non-affiliated utilities. The license granted to the Company, however, shall be a perpetual, unrestricted license to use and modify the Software at a fee no greater than the fee RIKA shall pay Automated for the right to market the Software to non-affiliated utilities. This new licensing arrangement will result in the termination of the Company's right to license the Software to third parties.
     (B) Equity Investments.
          Upon execution and delivery of the Member Agreement, the Company shall pay to Universal the sum of $450,000. In consideration of the payment of such amount by the Company, Universal will issue to the Company Units of membership interest in Universal, which Units, upon issuance, shall comprise forty-eight percent of Universal's outstanding Units of membership.
          In addition, upon execution of the Member Agreement, the Company and RIKA shall convert $750,000 of the amount paid to RIKA under the Development Agreement into a capital contribution to Automated. In consideration of such conversion, Automated will issue to the Company Units of membership in Automated comprising 71% of Automated's outstanding Units of membership. After payment in full of the Promissory Note, however, the Company's membership interest in Automated shall be reduced from 71% to 48%.
          In consideration of the above financial contributions to be made by the Company toward implementation of the business plan for the RIKA Companies, the Company shall also be issued Units of membership in Training comprising 48% of Training's outstanding Units of membership.
     The remaining equity in the RIKA Companies will be owned by Richard Smith and Dennis Loudermilk. Richard Smith was the first and currently is the only investor in the RIKA Companies. He provides management expertise as well as capital to the RIKA Companies. Dennis Loudermilk provides the technical expertise and was the founder of Relay and the developer of the Ultratest software. Richard Smith has more than twenty years experience restructuring and reorganizing companies as large as $2 billion in annual revenues with as many as 350 subsidiaries. Mr. Smith served as a member of the Board of Directors, and as the Western United States Partner in Charge of Reorganization, Restructuring and Bankruptcy, for a "Big Six" accounting and consulting firm. Dennis Loudermilk has more than ten years experience working in every aspect of electrical transmission and distribution systems. In 1991, Mr. Loudermilk founded Relay Concepts, Inc.
     (C) Rights and Obligations of the Parties.
          Contemporaneously with the execution and delivery of the Member Agreement, Amended and Restated Articles of Organizations will be filed with the Oklahoma Secretary of State, containing the provisions described below, and Amended and Restated Operating Agreements will be executed, for each RIKA Company.
          (i) Duration of Corporate Existence
          Each of the RIKA Companies was formed upon the filing for record of their respective Articles of Organization with the Oklahoma Secretary of State, and shall continue its existence until 12:00 midnight, December 31, 2015, unless sooner terminated as provided in its Amended and Restated Operating Agreement.
          (ii) Authorization and Issuance of Units
          Each RIKA Company shall have the authority to issue an aggregate of one hundred Units. The Company shall be issued 50 Units of RIKA, 48 Units of Universal, 48 Units of Training, and, initially, 71 Units of Automated. Upon payment in full of the Promissory Note, the Company's Unit ownership in Automated will be reduced to 48 Units. The various rights of the Members in respect of voting and management of the RIKA Companies are described in paragraphs (C)(iii)-(v) below.
          (iii) Allocations and Distributions
          Distributions of all cash available for distribution from a RIKA Company shall be made as determined by majority vote of the voting rights of the Members of such RIKA Company. Any distribution of property shall be treated as a distribution of cash in the amount of the fair market value of such property. Distributions shall be made by a RIKA Company to its Members pro rata, according to the number of Units held by each Member, with all outstanding Units being treated alike. All items of income, loss, deduction or credit shall be allocated to all Members or their assignees in accordance with such Members' respective Unit ownership, all Units being treated equally.
          (iv) Management and Operation of Business
          Management of each RIKA Company shall be vested in two Managers, who, in the case of the RIKA Companies other than RIKA, shall be elected by majority vote of the voting rights of the Members of such RIKA Company at any annual or special meeting called for that purpose. Each manager of a RIKA Company shall have one vote in all matters coming before a vote of the managers of such RIKA Company. Any person serving as a Manager for a RIKA Company shall be able to exercise all the powers of such company, whether derived from law, such company's Articles of Organization or its Amended and Restated Operating Agreement, except such powers as are vested solely in the Members of such RIKA Company.
          Unless and until there shall have occurred an event of default under the Member Agreement (an "Event of Default"), no Manager of a RIKA Company shall have the authority to cause such RIKA Company to do or commit to do any of the following acts without the prior unanimous written consent by the Members of such RIKA Company: (a) borrow money in excess of $10,000 ($50,000 for RIKA), (b) sell any assets of such RIKA Company having a fair market value over $10,000 ($50,000 for RIKA),
(c) enter into any contract involving an anticipated total expenditure of over $10,000 ($100,000 for RIKA), (d) do any act which would make it impossible to carry on the ordinary business of such RIKA Company, (e) compromise any claim over $10,000 ($50,000 for RIKA), (f) admit a person or entity as a Member, (g) knowingly perform any act that would subject a Member to personal liability, (h) amend such RIKA Company's Articles of Organization, or (i) approve any business plan of such RIKA Company. Upon the occurrence of an Event of Default, each Manager of a RIKA Company shall have the authority to cause the Company to do or commit to do the foregoing acts upon a majority vote of the Members of such RIKA Company. An Event of Default will occur if (i) the RIKA Companies fail to meet specified financial goals, (ii) the RIKA Companies exceed, in any quarter, 105% of budgeted expenses, (iii) any RIKA Company defaults on any material term, covenant or agreement in any material contract, document or instrument to which such RIKA Company is a party, and such default remains uncured beyond any applicable grace periods,
(iv) any false representation or warranty made in the Member Agreement or in connection with the transactions contemplated therein results in a material adverse effect on a RIKA Company,
(v) any RIKA Company shall make an assignment for the benefit of creditors, or shall become insolvent or bankrupt, or shall take any action toward the dissolution or liquidation of such RIKA Company, or (vi) any event occurs that would result in the dissolution of a RIKA Company under the laws of the State of Oklahoma.
          Unless and until there has occurred an Event of Default, one of the two RIKA managers shall be designated by the Company (the "Company Manager"). The Company Manager need not be a RIKA Member. Upon the occurrence of any Event of Default, the holder of a majority of the voting rights of RIKA shall be entitled to designate both managers of RIKA. At no time, however, will more than one director-level management position be held by an employee of the Company or any of its affiliates. At no point will the managers of the other RIKA Companies be officers or employees of the Company, nor will such managers be designated by the Company. The Company shall promptly notify the Commission upon the occurrence of an Event of Default.
          (v) Rights and Obligations of Members
          Actions requiring a vote of the Members of a RIKA Company may be taken upon a majority vote of such Members.
Unless and until there shall have occurred an Event of Default, the Company shall hold four percent (4%) of all voting rights of each RIKA Company. Upon the occurrence of an Event of Default, RIKA shall hold one hundred percent (100%) of the voting rights of Universal, Automated and Training, and the voting rights of RIKA shall be reapportioned among the Members of RIKA so that the voting rights held by the Company on one hand, and the other Members of RIKA on the other hand, shall be in proportion to the amounts of principal and interest then outstanding under the Promissory Note and any RIKA promissory notes held by the other RIKA Members, respectively. It is expected that the Promissory Note will have an initial aggregate principal amount of $2,300,000, and that at the time of execution of the Member Agreement one other RIKA promissory note will be outstanding in favor of one other Member of RIKA, with an aggregate principal amount of approximately $500,000. Therefore, an Event of Default shortly after execution of the Member Agreement would cause the Company to obtain a majority of the voting rights of RIKA.
          As the Company will not hold "voting securities" within the meaning of the Act in excess of 5% of the issued and outstanding voting rights of any RIKA Company after the consummation of the Transaction, it is the Company's position that such companies will not be subsidiary companies of the Company within the meaning of Section 2(a)(8)(A) of the Act, nor will they be affiliates of the Company within the meaning of
Section 2(a)(11)(A) of the Act. In addition, except possibly in certain situations after an Event of Default, the amount and type of securities of any RIKA Company held by the Company would not provide the Company with the means to direct the management and affairs of any RIKA Company. If an Event of Default shall occur, the Company would limit its control over RIKA to one or more of the following: (i) electing a new management team, (ii) overseeing the development of a restructured operating plan, and/or (iii) liquidating the RIKA Companies' assets.
          (vi) Transfer of Units
          No transfer of Units by any Member of a RIKA Company shall be made if the transfer (a) would violate applicable federal and state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over the transfer, (b) would materially adversely affect the classification of such RIKA Company as a partnership for federal or (as applicable) state income tax purposes, or (c) would affect such RIKA Company's qualification as a limited liability company under the Oklahoma Limited Liability Company Act, as amended. No Units may be transferred by a Member of any RIKA Company unless a majority vote of the Members of such RIKA Company approving such transfer has been obtained, provided, however, that no such approval shall be required with respect to any transfer of Units by the Company to CSW or any direct or indirect subsidiary of CSW. Any transfer of Units of any RIKA Company not made in accordance with such RIKA Company's Amended and Restated Operating Agreement shall be null and void.
          (vii) Dissolution and Liquidation
          A RIKA Company shall be dissolved and its affairs shall be wound up upon the occurrence of any of the following: (a) the term of such RIKA Company as stated in its Amended and Restated Articles of Organization expires, (b) all Members of such RIKA Company vote to dissolve, or (c) if, upon the occurrence of an Event of Dissolution (as defined below), the remaining Members fail to continue the company pursuant to the terms of such RIKA Company's Amended and Restated Operating Agreement. Upon dissolution of a RIKA Company, such company shall immediately commence to liquidate and wind up its affairs. The Members of such RIKA Company shall continue to share profits and losses during the period of liquidation and winding up in the same proportion as before commencement of winding up and dissolution.
          Upon the death, incapacity, resignation, expulsion, bankruptcy or dissolution of a Member of a RIKA Company, or the occurrence of any other event which terminates the continued membership of a Member of a RIKA Company (any of such events being defined herein as an "Event of Dissolution"), such RIKA Company shall dissolve and its affairs shall be wound up unless there is at least one remaining Member of such RIKA Company and within sixty days after the occurrence of an Event of Dissolution, all the remaining Members of such RIKA Company unanimously agree to continue such RIKA Company. No Member of a RIKA Company may voluntarily resign from such RIKA Company until after the second anniversary of the date of such RIKA Company's Amended and Restated Operating Agreement.
     The Company has not established a divestment strategy with respect to its investment in the RIKA Companies. The Company views its investment in the RIKA Companies as a way efficiently to utilize and retain its expertise in electric transmission and distribution on a long term basis, rather than as a traditional investment with a strong bias towards realization of profit. The Company expects the RIKA Companies to be the catalyst for other utility products and services to be developed in the future, which will benefit the Company and its customers.
Request For Authority
     The Company hereby requests authority to engage in the Transaction as described herein, including authority (i) to convert $750,000 of the funds paid by the Company to RIKA under the Development Agreement into a capital contribution to Automated in exchange for Units to be issued by Automated pursuant to the Member Agreement, (ii) to convert the balance of the funds paid by the Company to RIKA under the Development Agreement into a loan to RIKA in exchange for the Promissory Note to be issued by RIKA to the Company under the terms of the Member Agreement, (iii) to commit to loan additional funds to RIKA to complete the development of the Software, in an aggregate principal amount of up to a maximum of the unfunded amount due under the Development Agreement, in exchange for Units to be issued by RIKA, and (iv) to make a capital contribution to Universal in the amount of $450,000, in exchange for Units to be issued by Universal pursuant to the Member Agreement, all as described herein. To the extent that any other aspects of the Transaction require authority from the Commission, the Company hereby requests the same.

Item 2.   Fees, Commissions and Expenses
     The estimate of the approximate amount of fees and expenses payable in connection with the transactions is as follows:
         Holding Company Act filing fee.......... $ 2,000*

         Legal Fees and Expenses

           Milbank, Tweed, Hadley & McCloy
           New York, New York...................   10,000

           Doerner, Saunders, Daniel
             & Anderson
           Tulsa, Oklahoma......................   14,000

         Miscellaneous and incidental
           expenses including travel,
           telephone and postage................      500
                                                  -------
                                                  $26,500
                                                  =======


_______________
* Actual Amount.


Item 3.  Applicable Statutory Provisions
         General
         Sections 9, 10 and 11 of the Act and Rule 23 under the Act are or may be applicable to the proposed transactions described herein. Sections 9(a)(1) and 10 are applicable to the Company's acquisition of the Units in the RIKA Companies and the acquisition of the Promissory Note. Section 9(a) of the Act makes unlawful the acquisition by a subsidiary of a registered holding company of "any securities . . . or any other interest in any business" without the prior approval of the Commission under
Section 10. Under Section 10(c)(1), the Commission may not approve an acquisition of securities or any other interest in any business if the proposed acquisition is "detrimental to the carrying out of the provisions of Section 11." Under Section 11(b)(1), the Commission must limit the operations of public utility holding companies and their subsidiaries to such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of such integrated public-utility system. The Commission may permit as reasonably incidental, or economically necessary or appropriate to the operations of one or more integrated public-utility systems the retention of an interest in any business (other than the business of a public-utility company as such) which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system or systems.
         The Company's participation in the development and commercialization of the Software satisfies the requirements of Sections 9(a)(1) and 10 in that it is incidental, and economically necessary or appropriate to, the Company's core business of generating, transmitting and distributing electric energy and in that such participation will primarily benefit the Company and its customers. The proposed Transaction is also appropriate in the public interest and is not detrimental to the proper functioning of the Company or the CSW system. The software development and ancillary services to be provided by the RIKA companies will result in significant benefits to the Company's customers through increased efficiency and reduced costs resulting from automated substation operations and maintenance. In addition, the Promissory Note and the Company's equity position in the RIKA Companies will provide the Company with an opportunity to offset its cost of funding the development of the Software. The Company's investment in the RIKA Companies will be small relative to the Company's total financial resources. Risks to the financial position of the Company also will be limited because the Company will not be obligated to make further capital contributions beyond its initial equity investment. The Company will not seek recovery through higher rates from utility customers to compensate for possible future losses or inadequate returns on capital invested in the RIKA Companies, and the Company's shareholders will bear any risks associated with the Transaction.
         Likewise, the Transaction is fully consistent with proposed Rule 58 under the Act, and falls within two or more of the categories of energy related activities which would be permitted thereunder. Paragraph (b)(1)(ii) of proposed Rule 58 would permit the Company to acquire the securities of a company which derives or will derive substantially all of its revenues from the "development and commercialization of electro-
technologies related to ... energy efficiency ...."  Paragraph
(b)(1)(vii) would permit the Company to acquire the securities of a company primarily involved in the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation ... and other similar areas." The RIKA Companies will derive substantially all of their revenues from (i) marketing and supporting the Ultratest software, (ii) the development and commercialization of substation automation software, which enhances the efficiency of substation operation and maintenance, and (iii) the sale of training courses relating to all phases of automated testing and maintenance systems as well as on-site training and consulting services to purchasers of Ultratest and the substation automation software.
         The Transaction also satisfies the two-pronged "functional relationship" test established by the United States Court of Appeals for the District of Columbia Circuit in Michigan Consolidated Gas Co. v. SEC, 444 F.2d 913 (D.C. Cir. 1971), which traditionally has been used by the Commission in applying Section 11(b)(1) of the Act. Under the "functional relationship" test, an integrated public-utility system may retain an interest in another business if (i) the additional business is "reasonably incidental or economically necessary or appropriate" to the integrated system, and (ii) the retention of the additional business is in the public interest. Michigan Consolidated at
916. As discussed in the preceding paragraphs, the Transaction satisfies the first prong of the "functional relationship" test in that it is reasonably incidental and economically necessary and appropriate to the Company's core business.
         As discussed in In the Matter of CSW Credit, Inc., Holding Co. Act Release No. 25995 (March 2, 1995), "when a utility holding company has a non-utility business that is functionally related to the utility operations and that has capacity in excess of the utility operations' requirements, the excess capacity may be sold to non-affiliates, but the non-utility business must be "primarily" devoted to serving the operations of the utility system." While the term "primarily" has not been specifically defined, the cases dealing with "excess capacity" have held that "where the portion of the other business which is functionally related to the utility operations exceeds the portion which is not, the other business may be acquired or retained." CSW Credit, Inc. at 5. Thus, as was the case in CSW Credit, a situation where non-affiliated business exceeds affiliated business generally will not be permitted. In 1987, however, the Commission established an exception to this so called "50% test." In Jersey Central Power & Light, Holding Co. Act Release No. 24348, 37 SEC Docket 1660 (March 18, 1987), the Commission, citing several cases approving non-utility businesses which failed the 50% test, established an exception from the 50% test for businesses which involve "the sale or lease of products or skills of some complexity developed by the holding company at considerable expense for the benefit of its utility subsidiaries and not readily available to the rest of the public from other
sources."  CSW Credit, Inc. at 7.   The rational behind this
exception also turned on the fact that "these endeavors generally require[d] little or no further investment by the holding company, and permitting the proposed activities would permit amortization of product development expenses with little or no risk." Id., citing Jersey Central at 1664-65. "Furthermore, in such a situation the public interest is served by making available skills or products that, due to the difficulty and expense involved in their development, might not otherwise be as available to the public." Id. This three pronged test was recently reaffirmed in The Southern Company, Holding Co. Act Release No. 26211 (December 30, 1994).
         The Company's investment in the RIKA Companies, and the development and commercialization of the Software, clearly fits within the Jersey Central exception to the 50% test. The Software to be marketed to non-affiliates will be developed at considerable expense for the benefit of the Company and its affiliate operating companies; the Software, or similar software products, are not readily available to the public from other sources; and, a relatively small portion of the capitalization of the RIKA Companies will be required to facilitate the proposed transactions with non-affiliates, and such transactions will permit the amortization of development expenses with little or no risk to the Company. See, also, Eastern Utilities Associates, Holding Co. Act Release No. 26232 (February 15, 1995), in which the Commission recognized that the plain language of Section 11 of the Act is a sufficient basis on which to grant authorization for the sale of services to non-affiliates, without a 50% limitation, when those services constitute a close complement to the applicant's core business.
         The acquisition of an interest in Training is fully consistent with a line of Commission decisions granting authority for registered holding companies or their subsidiaries to acquire or retain interests in a consulting or training business where a majority of such business would be with non-affiliates. See, e.g., American Electric Power Company, Inc., Holding Co. Act Release No. 22468 (April 21, 1982)(holding company subsidiary to sell management, technical, and training expertise in the open, competitive market to non-affiliated entities); The Southern Company, Holding Co. Act Release No. 22132 (July 17, 1981)(new subsidiary of registered holding company to sell management, technical and training services to non-affiliates). In addition, Training will reduce the Company's need to develop and support in-house training programs and its decommissioned substation will provide hands-on training not currently available to the Company.
         The Company believes that it is particularly appropriate and necessary for the Company to acquire an equity interest in the RIKA Companies as described herein. As a Member in each of the RIKA Companies, the Company will be in a position to monitor (but not control) the development of the Software and to share sensitive market and other information with the RIKA Companies without the chilling effects on the free flow of information that can be present in a relationship that is purely between supplier and customer. The Company believes that its equity interests will thus foster the development of the Software in a fashion that will best serve the needs of the Company and its retail electric customers. In addition, the Company's equity interests will permit it to share appropriately in the profits that will be realized by the RIKA Companies if the Software and other products, supported by the Company's funding during critical early stages of development, are successful. The Company also believes that its maintenance of equity interests in the RIKA Companies will be consistent with GPU Nuclear Corporation, Holding Co. Act Release No. 26139 (October 7, 1994). In that order, GPU Nuclear Corporation was authorized to offer to non-affiliates services based on expertise, resources and facilities developed in the course of the corporation's core business operations. The corporation was permitted, during an initial three year period, to enter into agreements, with terms of up to ten years, to provide such services to non-affiliates. In the instant case, the Company will participate, indirectly, on a long-term basis, in the offering of core business products and services developed with the considerable support of the Company.
         To the extent any other sections of the Act may be applicable to the proposed transactions, the Company hereby requests appropriate orders thereunder.
         Rule 54
         No proceeds from the Transactions will be used by CSW or any subsidiary thereof for the direct or indirect acquisition of an interest in an exempt wholesale generator, as defined in
Section 32 of the Act ("EWG"), or a foreign utility company, as defined in Section 33 of the Act ("FUCO"). Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions set forth in Rule 53(a) are, and, assuming the consummation of the transactions proposed herein, will be, satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein.
         CSW Northwest GP, Inc., CSW Northwest LP, Inc., CSW Development-3, Inc. and Northwest Power Company, LLC (collectively, the "CSW EWG's"), each an indirect subsidiary of CSW, are the only EWGs in which CSW has equity interests. CSW, through its subsidiary CSW Energy, Inc., has invested an aggregate of $3,500 in the CSW EWG's as of September 30, 1995, or less than 1% of $1.83 billion, the average of CSW's consolidated retained earnings for the four consecutive quarters ended September 30, 1995 ("Average Retained Earnings"). Seeboard plc, a regional electric company organized in the United Kingdom in which CSW holds an indirect 27% equity interest, is the only FUCO in which CSW has an equity interest. CSW, through its subsidiary CSW International, Inc., had invested approximately $680 million in Seeboard as of November 15, 1995, or approximately 37% of Average Retained Earnings. CSW thus satisfies Rule 53(a)(1).
CSW will maintain and make available the books and records required by Rule 53(a)(2). No more than 2% of the employees of CSW's operating subsidiaries will, at any one time, directly or indirectly, render services to an EWG or FUCO in which CSW directly or indirectly owns an interest, satisfying
Rule 53(a)(3). And lastly, CSW will submit a copy of Item 9 and Exhibits G and H of CSW's Form U5S to each of the public service commissions having jurisdiction over the retail rates of CSW's operating utility subsidiaries, satisfying Rule 53(a)(4).
         None of the conditions described in Rule 53(b) exist with respect to CSW or any of its subsidiaries, thereby satisfying such rule and making Rule 53(c) inapplicable.

Item 4.  Regulatory Approval
         No state regulatory authority and no federal regulatory authority, other than the Commission under the Act, have jurisdiction over the proposed transactions.

Item 5.  Procedure
         It is requested that the Commission provide expedited treatment to this Application and that an order granting and permitting this Application to become effective be issued no later than December 31, 1995. Expedited treatment is requested because of the need to meet intense commercial pressures as to the timing of completion of the proposed transaction and of developing the RIKA Companies' products and services and because delay could cause substantial adverse tax consequences to the RIKA Companies.
         It is requested that the Commission issue and publish no later than December 1, 1995, the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than December 21, 1995, as the date after which an order granting and permitting this Application to become effective may be entered by the Commission and the Commission enter not later than December 22, 1995, an appropriate order granting and permitting this Application to become effective.
         No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

Item 6.  Exhibits and Financial Statements
         Exhibit 1 -
         Preliminary Opinion of Milbank, Tweed, Hadley & McCloy, counsel to the Company (previously filed).

         Exhibit 2 -
         Final or "Past Tense" opinion of Milbank, Tweed, Hadley
         & McCloy, counsel to the Company (to be filed with Certificate of Notification).

         Exhibit 3 -
         Proposed Notice of Proceeding (previously filed).

         Exhibit 4 -
         Financial Statements of Public Service Company of
         Oklahoma, as of September 30, 1995 (to be filed by Amendment).

         Exhibit 5 -
         Agreement dated as of July 17, 1995 by and among the Company, the RIKA Companies and certain Individuals
         (previously filed).

         Exhibit 6 -
         Software Application and Development Agreement dated as of July 17, 1995 by and between the Company and RIKA
         (previously filed).

         Exhibit 7 -
         Form of Member Agreement by and between the Company and the RIKA Companies (previously filed).

         Exhibit 8 -
         Form of Articles of Organization of RIKA Management
         Company, L.L.C. (previously filed).

         Exhibit 9 -
         Form of Operating Agreement of RIKA Management Company,
         L.L.C. (previously filed).

         Exhibit 10 -
         Form of Articles of Organization of Universal Power
         Products Company, L.L.C. (previously filed).

         Exhibit 11 -
         Form of Operating Agreement of Universal Power Products
         Company, L.L.C. (previously filed).

         Exhibit 12 -
         Form of Articles of Organization of Automated Substation
         Development Company, L.L.C. (previously filed).

         Exhibit 13 -
         Form of Operating Agreement of Automated Substation
         Development Company, L.L.C. (previously filed).

         Exhibit 14 -
         Form of Articles of Organization of RC Training, L.L.C.
         (previously filed).

         Exhibit 15 -
         Form of Operating Agreement of RC Training, L.L.C.
         (previously filed).


Item 7.  Environmental Effects
         The proposed transaction does not involve major federal action having a significant effect on the human environment. To the best of the Company's knowledge no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.




                        S I G N A T U R E
                        - - - - - - - - -


         Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
         Dated:  December 1, 1995



                                       PUBLIC SERVICE COMPANY
                                        OF OKLAHOMA



                                       By: /s/SHIRLEY S. BRIONES
                                            Shirley S. Briones
                                                Treasurer








                        INDEX OF EXHIBITS

EXHIBIT                                            TRANSMISSION
NUMBER                      EXHIBITS                  METHOD
-------                     --------               ------------

  1         Preliminary Opinion of Milbank,              ---
            Tweed, Hadley & McCloy, counsel
            to the Company (previously filed).

  2         Final or "Past Tense" opinion of             ---
            Milbank, Tweed, Hadley & McCloy,
            counsel to the Company (to be filed
            with Certificate of Notification.)

  3         Proposed Notice of Proceeding                ---
            (previously filed).

  4         Financial Statements of Public               ---
            Service Company of Oklahoma, as of
            September 30, 1995 (to be filed by
            Amendment).

  5         Agreement dated as of July 17, 1995          ---
            by and among the Company, the RIKA
            Companies and certain Individuals
            (previously filed).

  6         Software Application and Development         ---
            Agreement dated as of July 17, 1995
            by and between the Company and RIKA
            (previously filed).

  7         Form of Member Agreement by and              ---
            between the Company and the RIKA
            Companies (previously filed).

  8         Form of Articles of Organization of RIKA     ---
            Management Company, L.L.C. (previously
            filed).

  9         Form of Operating Agreement of RIKA          ---
            Management Company, L.L.C. (previously
            filed).

 10         Form of Articles of Organization of          ---
            Universal Power Products Company, L.L.C.
            (previously filed).

 11         Form of Operating Agreement of Universal     ---
            Power Products Company, L.L.C. (previously filed).

 12         Form of Articles of Organization of          ---
            Automated Substation Development Company,
            L.L.C. (previously filed).

 13         Form of Operating Agreement of Automated     ---
            Substation Development Company, L.L.C.
            (previously filed).

 14         Form of Articles of Organization of RC       ---
            Training, L.L.C. (previously filed).

 15         Form of Operating Agreement of RC            ---
            Training, L.L.C. (previously filed).